Exhibit 99.1

Brookfield Asset Management Inc.

News Release

BROOKFIELD ANNOUNCES REDEMPTION OF ITS REMAINING
8.95% NOTES DUE JUNE 2, 2014

Toronto, Ontario, February 4, 2013 – Brookfield Asset Management Inc. (TSX: BAM.A, NYSE: BAM, Euronext: BAMA) announced today that it has exercised its right to redeem its remaining C$150,000,000 principal amount of 8.95% Notes due June 2, 2014 (the “Notes”) on March 6, 2013. On October 15, 2012, Brookfield redeemed 70% of its original issuance of C$500,000,000 8.95% Notes due June 2, 2014.

The redemption price for the Notes will be determined in accordance with the provisions of the trust indenture dated September 20, 1995 and the eleventh supplemental indenture dated June 2, 2009 and will include accrued and unpaid interest on the Notes up to, but not including, the redemption date.

Notice of redemption will be delivered today to CDS Clearing and Depository Services Inc. (“CDS”) and the trustee, Computershare Trust Company of Canada. Non-registered holders (banks, brokerage firms or other financial institutions) who maintain their interests in the Notes through CDS should contact their CDS customer service representative with any questions about the redemption.

Brookfield Asset Management Inc. is a global alternative asset manager with over $150 billion in assets under management. The company has over a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. It has a range of public and private investment products and services, which leverage its expertise and experience and provide Brookfield with a competitive advantage in the markets where it operates. Brookfield is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM and BAM.A, respectively, and on NYSE Euronext under the symbol BAMA. For more information, please visit our website at www.brookfield.com.

For more information, please visit our web site at www.brookfield.com or contact:

Andrew Willis SVP, Communications and Media Tel: (416) 369 - 8236 Fax: (416) 363 - 2856 Email: andrew.willis@brookfield.com	Katherine Vyse SVP, Investor Relations Tel: (416) 369-8246 Fax: (416) 363-2856 Email: kvyse@brookfield.com

1 | Brookfield Asset Management Inc.